Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Results of Capacity Auctions related to
CPV’s Business in the PJM

Singapore, July 31, 2024. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced updates on capacity prices for power plants of CPV Group LP (“CPV”), a 70%-owned subsidiary of OPC, in the PJM market. OPC reports that PJM has announced the results of capacity auctions for the 12-month period from summer 2025 until summer 2026, in which the capacity prices relevant to CPV’s power plants was set at $269.92/MW-day (the “Capacity Price”).

OPC reported that the significant increase of the Capacity Price compared to the previous one and compared to the capacity price for the period summer 2024/summer 2025 is attributed to an increased demand forecast, an increase in required reserve margin and a decrease in overall supply due to change in generation resource capability calculated by PJM to include effective load carrying capability.

CPV estimates that the addition to its revenues from the capacity of power plants in which it holds an interest in the PJM market (in the field of Energy Transition and Renewable Energies), is expected to be approximately $50 million for the period of summer 2025/summer 2026, compared to the period of summer 2024/summer 2025. The next availability auctions for the period 2026/2027 are currently planned for December 2024.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the capacity prices for CPV’s business in the PJM including the recently announced increase in capacity prices and the reasons therefor, CPV’s estimate of the expected impact of announced capacity price increases on CPV’s revenues, the expected timing of future availability auctions and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include risks relating to future capacity prices and future availability auctions and the impact on CPV’s results and other risks and uncertainties, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.